writer's direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@doverdowns.com

November 22, 2004

Via EDGAR
CORRESP
and Regular Mail

Abby Adams
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance
Washington, D.C. 20549

  Re:
  Dover Downs Gaming & Entertainment, Inc.
  Schedule TO-I
  Filed November 10, 2004
  SEC File Number 005-78179

Dear Ms. Adams:

        Thank you for your comment letter dated November 15, 2004. In response to your letter, we have prepared Amendment Number 1 to the Schedule TO and are filing it contemporaneously herewith.

        Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in italicized text and then provide our response.

Offer to Purchase

Table of Contents, page i

1.
Please note that Rules 13e-4(c)(3) and 13e-4(e)(3) require you to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the first paragraph after the table of contents to clarify your duty in this regard.

    We have revised the first paragraph after the Table of Contents to clarify our duty under Rules 13e-4(c)(3) and 13e-4(e)(3) by the addition of the following sentence at the end of the paragraph: "However, if a material change occurs in the information published, sent or given to stockholders, we will disseminate promptly disclosure of the change in a manner reasonably calculated to inform stockholders of the change and will file with the Securities and Exchange Commission an Amendment to the Tender Offer Statement on Schedule TO of which this Offer to Purchase is a part."

Where You Can Find More Information, page ii

2.
We note the information incorporated here and the information disclosed on pages 17-18. It is unclear whether you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H-7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by item 1010(c), and advise us how you intend to disseminate the information.

    Instruction 2 to Item 10 (Financial Statements) of Schedule TO states that Financial Statements are not considered material when the consideration for a Tender Offer consists solely of cash, the Offer is not subject to any financing condition and the offeror is a public reporting company. Accordingly, while we have voluntarily provided summary financial information beyond that which is required by the rules, it is not necessary for us to comply with any disclosure obligations under 1010(a), (b) or (c) of Regulation M-A.

Conditions of the Offer, page 10

3.
We are unable to locate any disclosure regarding any regulatory approval required for the offer to be completed. As such, it appears you should revise the summary term sheet and the conditions section to eliminate this condition from the offer.

    We did not include any disclosure regarding regulatory approvals required for the Offer to be completed as we were not aware of any. The language was included to allow us the flexibility in the event a regulatory agency chose to assert some form of jurisdiction over the Offer. We view this as highly unlikely and have eliminated this condition both from the Summary Term Sheet and the Conditions section.

4.
The second and fourth bullet points condition the offer on whether the "contemplated future conduct" of the business is materially impaired. Please revise to specify or generally describe this contemplated conduct so that security holders will have the ability to objectively determine whether the condition has been triggered.

    We had not intended by the phrase "contemplated future conduct" to refer to any particular new business ventures or contemplated changes in our business. Accordingly, in the second and fourth bullet points, we have deleted the reference to the "future conduct" of our business. A similar revision has been made to the first bullet point. The revised text is reproduced below in our response to Item 6.

5.
In the fourth bullet point, you disclose that your offer may be amended or terminated if, in your reasonable judgment, there has been an event that "might affect" the extension of credit to certain institutions. This appears to include both positive and negative effects. Revise your disclosure to clarify those changes that would allow amendment or termination of the offer.

    Our intent with respect to the fourth bullet item was to address situations where there has been an event that "might materially adversely effect" the extension of credit. We have revised our disclosure in the fourth bullet item in both clauses (iv) and (vii) to clarify that intent. The revised clauses read as follows:

    •
    (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might materially adversely affect, the extension of credit by lending institutions in the United States;

    •
    (vii) any material limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States.

6.
We note that you may determine in your judgment whether certain offer conditions have occurred or are satisfied. See, for example, the fourth bullet point. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the conditions section to include an objective standard for the determination of whether a condition has been satisfied.

    We have included a standard of reasonableness in order to provide objective criteria as to when an offer condition has been satisfied. Each of the conditions that does not otherwise have an objective determinant will require that a determination be made "in our reasonable judgement." The following revisions have been made:

    Summary Term Sheet, page (vi).

    Under the heading "Are there any material conditions upon the Company's obligation to complete the Offer?":

    •
    Amend the second sentence to read as follows, "However, we are not required to accept for payment, purchase or pay for any shares tendered if certain events occur (or have been determined by us, in our reasonable judgment, to have occurred); and

    Section 7, Conditions of the Offer, page 10.

    •
    Amend the first bullet item to read as follows:

      "there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that directly or indirectly (i) challenges our purchase or shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in our judgment, could materially and adversely affect our business, condition (financial or other), income or operations."

    •
    Amend the second bullet item to read as follows:

      "there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, could directly or indirectly (i) make our acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect our business, condition (financial or other), income or operations."

    •
    Amend the fourth bullet item to read as follows:

      "there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any material decline, in our reasonable judgment, in the market price of our Common Stock, the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the New York Stock Exchange or the NASDAQ Composite Index from the close of business on November 10, 2004, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), income or operations, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might materially adversely affect, the extension of credit by lending institutions in the United States, (v) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, that could, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations,

      (vi) material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, that could, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations, (vii) any material limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;"

    •
    Amend the sixth bullet item to read as follows:

      "there shall have occurred any event or events that have resulted, or may in our reasonable judgment result, in an actual or threatened material and adverse change in our business, condition (financial or otherwise), income or operations;"

7.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise conditions (v), (vi) and (vii) in the fourth bullet point, which are too broad.

    We have more narrowly tailored the conditions in clauses (v), (vi) and (viii) in the fourth bullet point to insure that we are concerned with circumstances that would have a material adverse affect on our business in our reasonable judgement. The revised text is reproduced above in our response to Item 6.

8.
Refer to the disclosure at the top of page 11, which relates to the company's determination whether the triggering of a condition "make[s] it undesirable or inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

    We confirm that the disclosure at the top of page 11, which relates to our determination whether the triggering of a condition "makes it undesirable or inadvisable" to proceed with the Offer, may not be relied upon to tacitly waive a condition of the Offer by failing to assert it.

9.
We note the disclosure in note 1. Revise the second table to disclose the number of shares beneficially owned by each party listed, both before and after the tender offer, along with the percentages you have disclosed.

    We have revised the first table consistent with the Commission's comments in Items 10 and 11 below. Accordingly, the percentages disclosed in the second table have also been revised. As we now include with Mr. Tippie's holdings all shares of Common Stock and Class A Common Stock beneficially owned by the Estate of John W. Rollins, we have added a footnote to disclose what Mr. Tippie's percentages would be if these shares were excluded. We have chosen not to include the number of shares beneficially owned by each party listed in the second table in order to avoid duplication and confusion. The paragraph immediately preceding the second table states that the table is based upon the shareholdings set forth in the preceding table. We have amended that paragraph to include a reference to the footnotes which accompany the preceding table and have added a sentence to explain that our Class A Common Stock has ten votes per share. The revised text and table read as follows:

    •
    Revise the second table and the introductory paragraph to the table to read as follows:

    Based upon the shareholdings for executive officers and directors set forth in the preceding table and the accompanying footnotes, the following table shows the percentage of combined voting power of such executive officers and directors in the Company represented by Common Stock and Class A Common Stock both as of November 10, 2004 and after giving effect to the Offer, assuming that we purchase all 1,040,421 shares of Common Stock and all 1,607,506 shares of Class A Common Stock and that none of our executive officers or directors tender any shares. Our Class A Common Stock has ten votes per share and our Common Stock has one vote per share.

Name of Director or Executive Officer	Percentage of Combined Voting Power of Both Classes Before Offer	Percentage of Combined Voting Power of Both Classes After Offer (All Shares Tendered and No Executive Officer or Director Tenders)
Henry B. Tippie	55.3%	51.6%
R. Randall Rollins	6.4%	7.1%
Jeffrey W. Rollins	4.9%	5.4%
Melvin L. Joseph	3.5%	3.9%
Denis McGlynn	3.0%	3.3%
John W. Rollins, Jr.	0.9%	1.0%
Patrick J. Bagley	—	—
Kenneth K. Chalmers	—	—
Klaus M. Belohoubek	—	—
Edward J. Sutor	—	—
Timothy R. Horne	—	—
All Directors and Officers as a Group (11 persons)	74.1%	72.4%

  (1)
  Excluding shares of Common Stock and Class A Common Stock beneficially owned by the Estate of John W. Rollins, Mr. Tippie's percentage of combined voting power of both classes before the Offer would be 14.2% and after the Offer would be 15.8%.

    We also made corresponding numerical changes to the text in the section which follows under the heading, "Controlled Corporation Status":

    •
    Change 54.7% to 55.3% on the fourth line of the second paragraph

    •
    Change 50.9% to 51.6% on the penultimate line of the second paragraph

10.
Please refer again to note 1. Revise the note to clarify whether the options granted under the stock incentive plan are exercisable within 60 days. If so, revise the table to include those shares in the number and percentage of shares beneficially owned by the respective parties as required by Rule 13d-3(d).

    We have revised note 1 to clarify that the option numbers disclosed are those which are exercisable within sixty (60) days. We have also revised the table to include those shares in the numbers and percentages of shares beneficially owned by the respective parties as required by Rule 13d-3(d). The full text is included in the response to Item 11 below.

11.
Revise the table to include all shares beneficially owned by each person as determined under Rule 13d-3. It appears that the parties identified in notes 2-4 may have beneficial ownership over the shares disclosed there.

    We have revised our footnote disclosures to include rather than exclude shares and have revised the table to include those shares and the numbers and percentages of shares beneficially owned. We note that there is significant textual disclosure following the tables to fully inform our stockholders as to the number of shares owned and controlled by insiders and the percentage of ownership and voting control associated with those shares. Accordingly, while we have made a slight change to the presentation of the data, we believe that all of the information was previously and fully disclosed to our stockholders.

    As we discussed with the Commission, we disclose in footnote number 1 that under Rule 13d, "a stockholder is deemed to have beneficial ownership of the shares of Common Stock which the stockholder may acquire upon conversion of Class A Common Stock." We do not present the numbers and percentages on this basis because we believe it would overstate the holdings and be misleading. Footnote 1 continues with the following statement: "In order to avoid overstatement, the amount of Common Stock beneficially owned does not take into account shares of Common Stock which may be acquired upon conversion of Class A Common Stock (an amount which is equal to the number of shares of Class A Common Stock held by a stockholder)."

    This presentation is consistent with the presentation which has historically been in our proxy filings. Were we to include for each person in our proxy filings percentages for Common Stock based upon full conversion of that person's Class A Common Stock, the result would be that the total shareholdings would be well in excess of 100%—a very confusing and misleading result. For example, before the Offer, Mr. Tippie's beneficial ownership of Common Stock (assuming the conversion of his Class A shares and those of the Estate) would amount to 61.3% suggesting a much larger stake in the Company than he actually has (about 36.9% of the total combined equity in the Company). In fact, not only would this presentation overstate the percentage of shares owned, but it would also understate the voting power represented by the shares owned. This is because once converted, the Class A Common Stock would no longer have ten votes per share. For this reason, we have historically presented percentages owned by class and voluntarily included additional disclosure relative to the percentage of voting power represented by the combined ownership of Common Stock and Class A Common Stock.

    The full text of the revisions follows:

    Under the heading "Beneficial Ownership of Directors and Executive Officers:

    •
    Amend the first paragraph to read as follows:

      "As of November 10, 2004, all of our directors and executive officers as a group (11 persons) owned beneficially an aggregate of 387,505 shares of Common Stock and 12,428,054 shares of Class A Common Stock, or approximately 7.1% of the shares of Common Stock and approximately 80.4% of the shares of Class A Common Stock then outstanding. We have been advised that no director or executive officer intends to tender shares pursuant to the Offer. If we purchase all 1,040,421 shares of Common Stock and all 1,607,506 shares of Class A Common Stock pursuant to the Offer and no director or officer tenders shares, the percentage of the outstanding shares owned beneficially by all of our directors and executive officers as a group would decrease to approximately 5.8% of the shares of Common Stock and approximately 79.0% of the shares of Class A Common Stock then outstanding."

    •
    Amend the first table and corresponding footnotes to read as follows:

	Number of Shares and Nature of Beneficial Ownership by Class(1)				Percentage Beneficially Owned by Class Before Offer		Percentage Beneficially Owned by Class After Offer (All Shares Tendered and No Executive Officer or Director Tenders)
Name of Director or Executive Officer	Common Stock		Class A Common Stock		Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Henry B. Tippie	330,000		9,439,372	(2)(3)	3.2%	58.7%	1.4%	54.9%
R. Randall Rollins	—		1,421,000	(3)	—	8.8%	—	9.8%
Jeffrey W. Rollins	48,070	(4)	827,782		0.5%	5.1%	0.5%	5.7%
Melvin L. Joseph	14,000		602,000		0.1%	3.7%	0.2%	4.2%
Denis McGlynn	83,280		498,300	(5)	0.8%	3.1%	0.9%	3.4%
John W. Rollins, Jr.	135,660	(6)	137,900		1.3%	0.9%	1.5%	1.0%
Patrick J. Bagley	16,366		—		0.2%	—	0.2%	—
Kenneth K. Chalmers	2,400	(7)	—		—	—	—	—
Klaus M. Belohoubek	41,644		—		0.4%	—	0.4%	—
Edward J. Sutor	54,909		—		0.5%	—	0.6%	—
Timothy R. Horne	31,348		—		0.3%	—	0.3%	—
All Directors and Officers as a Group (11 persons)	741,311		12,926,354		7.1%	80.4%	5.8%	79.0%

  (1)
  Our Class A Common Stock has ten votes per share and our Common Stock has one vote per share. Class A Common Stock is convertible, at any time, on a share-for-share basis into Common Stock at the option of the holder. As a result, pursuant to Rule 13d of the Exchange Act, a stockholder is deemed to have beneficial ownership of the shares of Common Stock which the stockholder may acquire upon conversion of Class A Common Stock. In order to avoid overstatement, the amount of Common Stock beneficially owned does not take into account shares of Common Stock which may be acquired upon conversion of Class A Common Stock (an amount which is equal to the number of shares of Class A Common Stock held by a stockholder). The percentages shown in this table are based on 10,404,212 shares of Common Stock and 16,075,059 shares of Class A Common Stock outstanding as of November 10, 2004. The above numbers include the following shares of Common Stock subject to options granted under the Company's 2002 Stock Incentive Plan, as Amended and Restated, which the employee has the right to acquire beneficial ownership within 60 days as specified in Rule 13d of the Exchange Act: Denis McGlynn, 32,140 shares; Edward J. Sutor, 47,759 shares; Timothy R. Horne, 26,998 shares; Klaus M. Belohoubek, 34,494 shares; Patrick J. Bagley, 11,666 shares; and all directors and officers as a group, 153,057 shares.

  (2)
  Includes 105,000 shares of Common Stock and 100,000 shares of Class A Common Stock held by his wife and 25,000 shares of Common Stock held as Co-Trustee, as to which Mr. Tippie disclaims any beneficial interest. Henry B. Tippie is the executor of the Estate of John W. Rollins. The above numbers include 200,000 shares Common Stock and 7,018,372 shares of Class A Common Stock held by the Estate, as to which Mr. Tippie disclaims any beneficial interest. Please refer to the discussion below under the heading "Controlled Corporation Status." Excluding shares of Common Stock and Class A Common Stock beneficially owned by the Estate of John W. Rollins, Mr. Tippie's percentages would be as follows: Percentage Beneficially Owned by Class Before Offer—Common Stock 1.3% and Class A Common Stock 15.1%; and Percentage Beneficially Owned by Class After Offer—Common Stock 1.4% and Class A Common Stock 16.7%

  (3)
  321,000 shares of Class A Common Stock owned by R. Randall Rollins are included under both the holdings of Henry B. Tippie and the holdings of Mr. Rollins. Mr. Rollins has investment power over these shares and Mr. Tippie has the right to vote these shares pursuant to a Stockholders Voting Agreement between Mr. Tippie and Mr. Rollins. The terms of this Agreement are detailed below under the heading "Controlled Corporation Status."

  (4)
  Includes 15,295 shares of Common Stock owned by a limited liability corporation over which Mr. Rollins has sole voting and investment power.

  (5)
  Includes 71,400 shares of Class A Common Stock held by his wife, as to which Mr. McGlynn disclaims any beneficial interest.

  (6)
  Includes 630 shares of Common Stock held by his wife.

  (7)
  Includes 1,400 shares of Common Stock held by his wife, as to which Mr. Chalmers disclaims any beneficial interest.

Closing Comments

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company, and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    •
    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •
    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    •
    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Response:

  The Company acknowledges that:

    •
    The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, as amended.

    •
    Staff comments or changes to disclosure in response to staff comments in the Schedule TO reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    •
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

        Thank you.

Very truly yours,
/s/ Klaus M. Belohoubek Klaus M. Belohoubek Senior Vice President-General Counsel

KMB/lal